

3561   January 9, 2006

Mr. Dempsey K.Mork
President and CEO
Knickerbocker Capital Corp.
51625 Desert Club Drive , Suite 207
La Quinta, CA
92253

Re: Form 8-K filed 1/06/06
        File No. 000-51705

Dear Mr. Mork:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call the applicable staff person at the telephone number listed at the end of this letter.

1. We note your disclosure regarding going concern paragraph included in the audit report for the year ended December 31, 2004. However, we note that audit reported dated May 6, 2004 for the year ended **December 31, 2003** included in your Form 10-KSB filed May 7, 2004 contained a paragraph discussing going concern. Accordingly, please revise to indicate that accountant's report on the financial statements for the year ended December 31, **2004 and 2003** contained disclosure of uncertainty regarding the ability to continue as a going concern in accordance with Item 304(a)(1)(ii) of Regulation S-B. Please revise.

2. We note your disclosure regarding existence of any disagreements with the former accountants, However, you should revise to include disclosures regarding existence of any disagreements with the former accountant to cover the registrant's *two most recent fiscal years* **and any subsequent interim period through the date of dismissal** as required by Item 304(a)(1)(iv)(A) of Regulation S-B.

3. To the extent that you amend the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.

Please file your supplemental response and amendment via EDGAR in response to these comments within 5 business days after the date of this letter. Please contact the staff immediately if you require longer than 5 business days to respond.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:
- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Direct any questions regarding this letter to Raj Rajan at 202.551.3388.

Sincerely,

Raj Rajan
Staff Accountant